UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Strategic Hotels & Resorts, Inc.
(Name of Issuer)

Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

Series A  86272T304
Series B  86272T403
Series C 86272T502
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[ ]        Rule 13d-1(c)
[x]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,609

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,609

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,609

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Partners Enhanced Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

28,328

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

28,328

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,328

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens International Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,441

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,441

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,441

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens International Enhanced Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,833

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,833

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,833

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Advisors, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

185,720

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

185,720

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,720

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Associates, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

48,937

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

48,937

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,937

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nancy E. Havens-Hasty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

185,720

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

185,720

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,720

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the Preferred Stock”) of Strategic Hotels & Resorts, Inc. (“Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2012 and amends and supplements the Schedule 13G filed on February 14, 2012 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Havens Partners, L.P. (the “Havens Onshore Fund”);

•	Havens Partners Enhanced Fund, L.P. (the “Enhanced Onshore Fund”);

•	Havens International Investors, Ltd. (the “Havens Offshore Fund”);

•	Havens International Enhanced Fund, Ltd. (the “Enhanced Offshore Fund”);

•	Havens Advisors, L.L.C. (“Havens Advisors”);

•	Havens Associates, L.L.C. (“Havens Associates”); and

•	Nancy E. Havens-Hasty (“Ms. Havens-Hasty”).

Havens Associates is the general partner of the Havens Onshore Fund and the Enhanced Onshore Fund.  Havens Advisors is the management company of the Havens Onshore Fund, the Enhanced Onshore Fund, and the investment manager of the Havens Offshore Fund and the Enhanced Offshore Fund and to another account it separately manages (the “Separately Managed Account”).  Ms. Havens-Hasty is the managing member of each of Havens Associates and Havens Advisors.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Collectively, the Reporting Persons beneficially own 185,720 shares of Preferred Stock.

(ii) The Havens Onshore Fund individually beneficially owns 20,609 shares of Preferred Stock.

(iii) The Enhanced Onshore Fund individually beneficially owns 28,328 shares of Preferred Stock.

(iv) The Havens Offshore Fund individually beneficially owns 20,441 shares of Preferred Stock.

(v) The Enhanced Offshore Fund individually beneficially owns 16,833 shares of Preferred Stock.

(vi) Havens Advisors may be deemed to beneficially own the 86,211 shares of Preferred Stock beneficially owned by the Havens Onshore Fund, the Enhanced Onshore Fund, the Havens Offshore Fund, and the Enhanced Offshore Fund, and an additional 99,509 shares of Preferred Stock held in the Separately Managed Account.

(vii) Havens Associates may be deemed to beneficially own the shares of Preferred Stock owned by the Havens Onshore Fund and the Enhanced Onshore Fund.

(viii) Ms. Havens-Hasty may be deemed to be the beneficial owner of 185,720 shares of Preferred Stock.

(b)	Percent of Class:

(i) Collectively, the Reporting Persons’ beneficial ownership of 185,720 shares of Preferred Stock represents 1.6% of all of the outstanding shares of Preferred Stock.

(ii) The Havens Onshore Fund's individual beneficial ownership of 20,609 shares of Preferred Stock represents 0.2% of all of the outstanding shares of Preferred Stock.

(iii) The Enhanced Onshore Fund’s individual beneficial ownership of 28,328 shares of Preferred Stock represents 0.2% of all of the outstanding shares of Preferred Stock.

(iv) The Havens Offshore Fund’s individual beneficial ownership of 20,441 shares of Preferred Stock represents 0.2% of all of the outstanding shares of Preferred Stock.

(v) The Enhance Offshore Fund’s individual beneficial ownership of 16,833 shares of Preferred Stock represents 0.1% of all of the outstanding shares of Preferred Stock.

(vi) Havens Associates’ beneficial ownership of 48,937 shares of Preferred Stock represents 0.4% of all of the outstanding shares of Preferred Stock.

(vii) Havens Advisors’ and Ms. Havens-Hasty’s beneficial ownership of 185,720 shares of Preferred Stock represents 1.6% of all of the outstanding shares of Preferred Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of Preferred Stock:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Preferred Stock:

The Havens Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to vote or direct the vote of the 20,609 shares of Preferred Stock individually beneficially owned by the Havens Onshore Fund.

The Enhanced Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to vote or direct the vote of the 28,328 shares of Preferred Stock individually beneficially owned by the Enhanced Onshore Fund.

The Havens Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to vote or direct the vote of the 20,441 shares of Preferred Stock individually beneficially owned by the Havens Offshore Fund.

The Enhanced Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to vote or direct the vote of the 16,833 shares of Preferred Stock individually beneficially owned by the Enhanced Offshore Fund.

Havens Advisors and Ms. Havens-Hasty have shared power to vote or direct the vote of the 99,509 shares of Preferred Stock with respect to the securities of the Issuer held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of Preferred Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Preferred Stock:

The Havens Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 20,609 shares of Preferred Stock individually beneficially owned by the Havens Onshore Fund.

The Enhanced Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 28,328 shares of Preferred Stock individually beneficially owned by the Enhanced Onshore Fund.

The Havens Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 20,441 shares of Preferred Stock individually beneficially owned by the Havens Offshore Fund.

The Enhanced Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 16,833 shares of Preferred Stock individually beneficially owned by the Enhanced Offshore Fund.

Havens Advisors and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 99,509 shares of Preferred Stock with respect to the securities of the Issuer held in the Separately Managed Account.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2013

HAVENS PARTNERS, L.P.
By: Havens Associates, L.L.C., as General Partner

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS PARTNERS ENHANCED FUND, L.P.
By: Havens Associates, L.L.C., as General Partner

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS INTERNATIONAL INVESTORS, LTD.
By: Havens Advisors, L.L.C., as Investment Manager

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS INTERNATIONAL ENHANCED FUND, LTD.
By: Havens Advisors, L.L.C., as Investment Manager

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS ADVISORS, L.L.C.

By:   /s/ Nancy E. Havens-Hasty
              Nancy E. Havens-Hasty,
              Managing Member

HAVENS ASSOCIATES, L.L.C.

By:   /s/ Nancy E. Havens-Hasty
              Nancy E. Havens-Hasty,
              Managing Member

/s/ Nancy E. Havens-Hasty
     Nancy E. Havens-Hasty